NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Mondelēz International Inc.

NAME OF PERSON RELYING ON EXEMPTION: General Board of Pension and Health Benefits of The United Methodist Church, Incorporated in Illinois d/b/a Wespath Benefits and Investments

ADDRESS OF PERSON RELYING ON EXEMPTION: 1901 Chestnut Ave, Glenview, IL 60025

To:	Mondelēz International Inc. Shareholders
Subject:	2025 Proxy Statement—Item No. 8 Report on the implementation of Mondelēz’s Human Rights Policy in Conflict-Affected and High-Risk Areas
Date:	May 1st, 2025
Contact:	Jake Barnett, Managing Director of Sustainable Investment Strategies, Wespath Benefits and Investments, jbarnett@wespath.org

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Wespath Benefits and Investments (“filer” or “proponent”) urges shareholders to vote FOR Proxy Item No. 8, Report on the Implementation of Mondelēz’s Human Rights Policy in Conflict-Affected and High-Risk Areas (CAHRA). The proposal will be voted on at the May 21st, 2025, Annual Meeting of Mondelēz International Inc. (“Company” or “Mondelēz”).

Resolved

Shareholders request the Board of Directors commission an independent third-party report, at reasonable cost and omitting proprietary information, assessing the effectiveness of the company’s implementation of its Human Rights Policy (HRP) associated with operations in CAHRA,1 including Russia and Ukraine.

Executive Summary

The filer of this resolution is requesting additional transparency concerning how Mondelēz manages potential misalignment between its operations in Russia, Ukraine, and other CAHRA and the Company’s public statements and commitments outlined in its HRP.2 As long-term shareholders concerned with material legal, regulatory, operational, and reputational impacts to Mondelēz, we find the current disclosure surrounding these CAHRA risks insufficient, preventing shareholders from examining the adequacy of the Company’s implementation of human rights-related risk prevention and mitigation measures.

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1 “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas,” OECD, March 20, 2013, http://dx.doi.org/10.1787/9789264185050-en (accessed November 5, 2024).

2 “Human Rights Policy,” Mondelēz, https://www.Mondelēzinternational.com/assets/PDFs/Mondelēz-International-Human-Rights-Policy.pdf (accessed November 5, 2024).

This document begins with by outlining the case for the financial materiality of CAHRA risks both in the Russian/Ukraine region and in the Company’s broader operational footprint. 3 Then, there will be an outline of how Mondelēz’s existing commitments are not aligned with the Company’s disclosure practices or best-practices. The next section will showcase the growing demand for CAHRA risk management by investors. The document will conclude by outlining the concerning lack of responsiveness from the Company as it relates to investors seeking to engage on these risks.

Operations in CAHRA: Russia and Ukraine

In the wake of Russia’s invasion of Ukraine, hundreds of American and European companies identified the Russian market as presenting material human rights-related risks that could not be mitigated. As a result, many companies exited, withdrew, or suspended operations.4 In 2024, Unilever exited the Russian and Belarussian markets, selling its business operations for $568 million—nearly the estimated value of the assets.5 Other notable companies in the fast-moving consumer goods sector—including Lindt & Sprüngli Group Lindt, Walkers Shortbread, and Tunnock’s—also exited the Russian market in response to the invasion.6

On March 9, 2022, Mondelēz issued a public response to the invasion, announcing plans to scale back its non-essential operations, discontinue new capital investments, suspend advertising, and step-up humanitarian donations.7 However, the Company would continue to operate in Russia. Since then, Mondelēz reiterated its commitment to reducing activities and pledged to silo off its Russian assets, stating:

We’re continuing to reduce our activities and expect further volume and sales declines as we work to make our Russia operations self-sufficient. We plan to have the Russia business stand-alone with a self-sufficient supply chain before the end of the year.8

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3 This document draws upon research provided by the Heartland Initiative.

4 “Companies Are Getting Out of Russia, Sometimes at a Cost,” New York Times, October 14, 2022, https://www.nytimes.com/article/russia-invasion-companies.html (accessed November 5, 2024).

5 “Dove Maker Unilever Announces Russia Exit,” B4Ukraine, November 11, 2024, https://b4ukraine.org/whats-new/unilever-exits-russia (accessed November 5, 2024); “Unilever completes sale of Russian business to Arnest Group,” Interfax, October 10, 2024, https://interfax.com/newsroom/top-stories/106477/#:~:text=Petersburg%20and%20Tula%2C%22%20Arnest%20said,dropped%20to%20600%20million%20euros (accessed November 5, 2024).

6 “Death and Treats,” B4Ukraine, October 25, 2022, https://b4ukraine.org/whats-new/for-every-less-ethical-candy-maker (accessed November 5, 2024).

7 “Our Statement on War in Ukraine,” Mondelēz, March 9, 2022, https://web.archive.org/web/20220329035001/https://www.mondelezinternational.com/News/Statement-on-War-in-Ukraine (accessed December 6, 2024).

8 Simon Harvy, “Mondelēz to spin off Russian operations into ‘stand-alone’ entity,” Just Foods, June 16, 2023, https://www.just-food.com/ukraine-crisis/Mondelez-to-spin-off-russian-operations-into-stand-alone-entity/?cf-view (accessed November 5, 2024).

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Mondelēz generally acknowledged the risks of continued operations in its September 2024 10-Q, stating:

Our operations in Russia are subject to risks, including the temporary or permanent loss of assets due to expropriation or further curtailment of our ability to conduct business operations in Russia. In the event this were to occur, this could lead to the partial or full impairment of our Russian assets or deconsolidation of the operations in Russian in future periods, or the termination of our business operations, based on actions taken by Russia, other parties or us.9

In the assessment of the proponent, Mondelēz’s human rights policies, public statements regarding the Russian market, and commitments to managing both material and human rights risks have not aligned with its practices in Russia. Despite its pledge to scale back all non-essential activities, the Kyiv School of Economics estimated the Company’s Russian operations generated $1.4 billion in revenue and $62 million in taxes in 2023.10 According to Mondelēz’s most recent disclosures, its Russian operations accounted for 2.9 percent of its consolidated revenue for Q3 of 2024—an increase from 2.7 percent the previous year.11

Further analysis from the proponent finds that the extent to which Mondelēz is fulfilling its commitment to silo off its Russian subsidiary remains unclear. Reports indicate that employees of the Russian subsidiary continue to have access to Mondelēz’s Enterprise Resource Planning System and regularly participate in meetings with representatives from other global teams.12 Additionally, a February 2024 Bloomberg article reported that Mondelēz had allocated resources to conduct market research in Russia, hiring multiple firms to “exploit the momentum to win” in identified Russian market segments.13

Despite requests from investors and other stakeholders for greater transparency regarding Mondelēz’s exposure to risks in the Russian market, the proponent’s assessment is that the Company has chosen to withhold or remove key material information. Notably, Mondelēz removed its two public statements on the Russian invasion of Ukraine from its website. Although these previous disclosures from March 202214 and June 202315 offered minimal details, their removal has further restricted investors’ ability to assess the company’s exposure to human rights and material risks associated with its ongoing operations in Russia.

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9 “Form 10-Q,” Mondelēz, October 29, 2024, https://ir.Mondelezinternational.com/static-files/c0429400-8daf-4d2e-9939-1b9dcff6bd4b (accessed November 5, 2024).

10 Denys Svyrdenkov, “Mondelēz hides earnings even as Milka sales soar 600%,” Euromaidan Press, August 1, 2024, https://euromaidanpress.com/2024/08/01/Mondelez-expands-russian-chocolate-sales-sixfold-classifies-earnings/ (accessed November 5, 2024).

11 “Form 10-Q,” Mondelēz, October 29, 2024, https://ir.Mondelezinternational.com/static-files/c0429400-8daf-4d2e-9939-1b9dcff6bd4b (accessed November 5, 2024).

12 Jessica DiNapoli, “Toblerone still sold in Russia even as Mondelez nixed imports,” Reuters, June 28, 2024, https://www.reuters.com/business/retail-consumer/toblerone-still-sold-russia-even-mondelez-nixed-imports-2024-06-28/ (accessed November 5, 2024).

13 Deena Shanker and Dasha Afanasieva, “Oreo Maker Mondelēz (MDLZ) Russia Presence Stronger than Ever as War Drags On,” Bloomberg, February 17, 2024, https://www.bloomberg.com/news/articles/2024-02-17/oreo-maker-Mondelez-s-mdlz-russia-presence-strong-as-ever-as-war-drags-on (accessed November 5, 2024).

14 “Our Statement on War in Ukraine,” Mondelēz, March 9, 2022, https://web.archive.org/web/20220329035001/https://www.mondelezinternational.com/News/Statement-on-War-in-Ukraine (accessed December 6, 2024).

15 “Statement on Our Operations in Russia,” Mondelēz, June 15, 2023, https://web.archive.org/web/20240716142157/https://www.mondelezinternational.com/news/statement-on-our-operations-in-russia/ (accessed December 6, 2024).

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Additionally, Mondelēz has opted not to release local financial reporting for its Russia business, which would provide critical details on its revenue, profits and taxes specific to the market.16 Analysis by experts in Russian tax law at the Kyiv School of Economics finds that one of the most likely reasons that the company would withhold such disclosures is if the Company’s income meets or exceeds prior levels—raising further questions about its financial footprint in the country.17

This apparent disconnect between Mondelēz’s stated human rights policy and its lack of transparency regarding activities in Russia has created material reputational and financial risks for the Company. A coalition of Nordic customers—including SAS, Norwegian Air, SJ AB, and Strawberry Hotels—publicly announced they would no longer sell Mondelēz products due to the Company’s perceived support for the Russian state.18 In addition, Mondelēz’s continued presence in Russia has sparked protests in cities including Chicago,19 Berlin20 and Birmingham, England.21 There have also been advocacy campaigns22 and widespread media coverage.23

Exposure to Material Human Rights Risks in Other CAHRA

The proposal’s request that the Company issue a report on the efficacy of its HRP in CAHRA is not limited to the Russian/Ukraine region. Mondelēz’s sourcing practices in other CAHRA similarly expose the Company to salient human rights harms and material risks.

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16 Denys Svyrdenkov, “Mondelēz hides earnings even as Milka sales soar 600%,” Euromaidan Press, August 1, 2024, https://euromaidanpress.com/2024/08/01/mondelez-expands-russian-chocolate-sales-sixfold-classifies-earnings/ (accessed November 5, 2024).

17 Denys Svyrydenkov, “Mondelēz hides earnings as Russian Milka sales soar 600%,” Euromaidan Press, January 8, 2024, https://euromaidanpress.com/2024/08/01/mondelez-expands-russian-chocolate-sales-sixfold-classifies-earnings/ (accessed November 5, 2024).

18 Terje Solsvik, “Oreo-maker Mondelēz faces Nordic backlash over Russia business,” Reuters, June 12, 2023, https://www.reuters.com/business/oreo-maker-Mondelez-faces-nordic-backlash-over-russia-business-2023-06-12/ (accessed November 5, 2024).

19 Monica Eng, “Foreign wars hit Chicago food companies,” AXIOS Chicago, October 31, 2023, https://www.axios.com/local/chicago/2023/10/31/mcdonalds-Mondelez-israel-russia-ukraine-protests-boycott (accessed November 5, 2024).

20 “Milka-Schande in Russland,” Bild, November, 23, 2023, https://www.bild.de/politik/ausland/politik-ausland/ukraine-aktivisten-fordern-boykott-milka-schokolade-in-russland-weiter-im-angebo-86197546.bild.html (accessed November 5, 2024).

21 Denys Svyrydenkov, “Protest at Cadbury World denounces Mondelēz’s financial contribution to Russia’s wartime budget,” Euromaidan Press, March 18, 2024, https://euromaidanpress.com/2024/03/18/protest-at-cadbury-world-denounces-Mondelezs-financial-contribution-to-russia%CA%BCs-wartime-budget/ (accessed November 5, 2024).

22 Mark Raczkiewycz, “Main Ukrainian Advocacy Groups in US Targets Global Snack Maker Mondelēz for ‘War Profiteering’ in Russia,” Kyiv Post, November 7, 2023, https://www.kyivpost.com/post/23763 (accessed November 5, 2024).

23 Matt Egan, “Exclusive: ‘Shameful and unethical.’ Heineken, Unilever and Oreo maker Mondelēz accused of breaking promises to leave Russia,” CNN Business, July 11, 2023, https://www.cnn.com/2023/07/10/business/russia-companies-leaving-putin/index.html (accessed November 5, 2024); Catherine Bennett, “Cadbury’s ‘snack right’ slogan is hard to swallow when the company is a ‘sponsor of war’,” The Guardian, November 2, 2024, https://www.theguardian.com/commentisfree/2024/nov/03/cadburys-snack-right-slogan-is-hard-to-swallow-when-the-company-is-a-sponsor-of-war (accessed November 4, 2024).

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In 2022, Mondelēz was reported to be sourcing palm oil from Brasil Biofuels (BBF) and Agropalma—companies which local reporting indicate are connected to violations against local communities, forced displacement, torture and fueling local conflict.24 Additionally, Mondelēz also maintains operations and/or sourcing relationships in several other CAHRA characterized by fragility, conflict, and violence, further heightening the company's exposure to risk.

Specifically, Mondelēz has been linked in reporting to contributing to economic disparity, child labor, and “child-slave labor” in Côte D’Ivoire,25as well as sourcing from entities linked to the exploitation of local communities in Guatemala.26

The assessment of the proponent is that operations in these countries pose material risks to Mondelēz’s production, sourcing, and employees, potentially associating the Company with salient human rights and conflict-related harms. It is the belief of the proponent that effectively mitigating these risks requires the development of a heightened human rights due diligence (hHRDD) process, embedded within a robust human rights policy, along with systemic assessment, response, and mitigation strategies tailored to the unique challenges of high-risk markets.

Mondelēz Misaligned with Stated Commitments

Through its HRP and various public statements, Mondelēz has committed to human rights-related frameworks. The Company’s HRP incorporates elements of internationally recognized human rights standards, including the Universal Declaration of Human Rights and United Nations Guiding Principles on Business and Human Rights (UNGPs).27 Mondelēz supplements these high-level commitments with annual Human Rights Due Diligence and Modern Slavery Reports. 28

In its opposition statement, Mondelēz argues that the filer’s requested report would be “unproductive and duplicative,” and highlights “robust standards and policies” as a justification for opposing this resolution. However, the filer’s analysis indicates that the Company has not aligned with its stated policies and the frameworks contained therein.

For example, the UNGPs, which Mondelēz directly references in its HRP, require companies to conduct hHRDD in conflict-affected areas due to the acute nature of risks in these contexts. In contrast to disclosure on the hHRDD process called for by the UNGPs, the proponent’s assessment of the Company’s existing disclosures relating to CAHRA regions finds that disclosures primarily focus on financial performance, rote recitation of high-level risks and basic updates on the status of its operations. Notably, the 2023 Snacking Made Right Report does not even mention the Russian market, let alone provide a summary of the hHRDD that would justify the Company’s choice to remain in Russia. The proponent’s analysis is that these same deficiencies of inadequate disclosure manifest in other CAHRA regions related to the material risks in supply chains highlighted in the previous section.

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24 Bruna Bronoski, “Brazil, palm oil producers launch an avalanche of litigation,” Latin America Bureau, May 5, 2023, https://lab.org.uk/brazil-palm-oil-producers-launch-an-avalanche-of-litigation/ (accessed November 5, 2024).

25 Allie Brundey and Reynolds Taylor, “There will be no more cocoa here - how companies are extracting the west African cocoa sector to death,” Corporate Accountability Lab, September 2023, https://static1.squarespace.com/static/5810dda3e3df28ce37b58357/t/6515a2e3206855235dcb3c5a/1695916782152/There+Will+Be+No+More+Cocoa+Here+-+Final+Engligh.pdf (accessed November 5, 2024); Corado Rizzi, “Mondelez Knows Production Processes Rely on Cocoa Farmers Using Child Labor, Lawsuit Alleges,” ClassAction.org, January 31, 2024, https://www.classaction.org/news/mondelez-knows-production-processes-rely-on-cocoa-farmers-using-child-labor-lawsuit-alleges (accessed November 12, 2024).

26 “Mondelēz International’s response on sourcing from REPSA,” Business & Human Rights Resource Centre, July 2, 2021, https://www.business-humanrights.org/en/latest-news/mondel%C4%93z-internationals-response-on-sourcing-from-repsa/ (accessed November 5, 2024).

27 “Human Rights,” Mondelēz, https://www.Mondelezinternational.com/Snacking-Made-Right/ESG-Topics/Human-Rights/ (accessed November 5, 2024).

28 “Human Rights Due Diligence & Modern Slavery Report 2022,” Mondelēz, https://www.mondelezinternational.com/united-kingdom/human-rights-due-diligence-and-modern-slavery-reporting/ (accessed November 5, 2024).

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Specifically, the filer’s analysis of the Company’s existing disclosure indicates that Mondelēz has not aligned with best-practices associated with frameworks mentioned in its HRP by failing to:

●	Report on measures taken relating to operations in Russia and Ukraine to prevent and/or mitigate human rights and material risks associated with operational disruptions (including the conscription of staff and nationalization of assets), potential violations of evolving regulations, reputational harm, and its contribution to Russian violations of international law in Ukraine; or
●	Develop, implement, and disclose additional measures to conduct hHRDD in CAHRA more broadly, as called for by the UNGPs and in line with industry peers.

Growing Demand for Strong CAHRA Risk Management

Proper management of human rights and conflict-related risks is increasingly mandated by emerging accounting standards and regulations, particularly those requiring HRDD in the European Union and certain member states.29 These frameworks compel companies to report on human rights and conflict as material risks,30 and pending regulations may expose companies to future liability for failing to identify, address, and disclose risks associated with CAHRA.

This evolving regulatory landscape is matched by growing concern among investors and corporate leaders. A study published in August 2024 by the Thinking Ahead Institute found that 84 percent of the 26 largest investors named “geopolitical confrontation” as a top three systemic risk.31 Additionally, a survey of 1,200 CEOs revealed that 97 percent altered investment plans due to geopolitical volatility, and more than one-third relocated operations in response to conflict-related risks.32

Concerning Lack of Responsiveness to Investor Concerns

Investors have shown broad-based support for improvements in the Company’s CAHRA disclosure, yet the proponent’s experience is that Mondelez has demonstrated a lack of interest in dialogue or investor engagement. After a substantially similar proposal filed at the Company’s Annual General Meeting (AGM) in 2024 garnered over 30 percent of shareholder support, the proponent reached out to engage the Company in the summer following the AGM. However, multiple outreach attempts went unanswered for two months. Once the Company did respond, the filer offered multiple windows of availability on four separate occasions. An engagement call was finally arranged in Q1 of 2025. The 30-minute call briefly addressed the Company’s existing disclosure, but Company representatives were unprepared to respond to questions that had been submitted in advance by the filer seeking clarification on the reasoning for the removal of statements regarding the Russian invasion of Ukraine.

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29 “Sustainability-related disclosure in the financial services sector,” European Commission, https://finance.ec.europa.eu/sustainable-finance/disclosures/sustainability-related-disclosure-financial-services-sector_en (accessed November 5, 2024).

30 “Report on enterprise value - Illustrated with a prototype climate-related financial disclosure standard,” Disclosure Insight Action, Climate Disclosure Standards Board, GRI, Integrated Reporting, and SASB, December 2020, http://www.entegreraporlamatr.org/tr//mailing/25122020/images/Reporting-on-enterprise-value_climate-prototype_Dec20.pdf (accessed November 5, 2024).

31 “World’s largest investors increasingly concerned on ‘systemic risks’,” Thinking Ahead Institute, August 1, 2024, https://www.thinkingaheadinstitute.org/news/article/worlds-largest-investors-increasingly-concerned-on-systemic-risks/ (accessed November 5, 2024).

32 “The CEO Imperative: How will CEOs respond to a new recession reality?” EY, January 2023, https://assets.ey.com/content/dam/ey-sites/ey-com/en_us/topics/ceo/ey-ceo-outlook-pulse-survey-january-2023-global-report.pdf (accessed November 5, 2024).

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Following this limited engagement, the Company sought to exclude this resolution by filing a no-action request with the Securities and Exchange Commission (SEC), arguing that recent changes to the SEC 14a-8 rules justified exclusion of the proposal from the ballot. This request was submitted March 3, 2025, with a notice that the Company sought to begin printing materials by March 25, 2025. Despite this limited time-frame, the filer issued a response, and the Securities and Exchange Commission determined on March 25 that it was “unable to concur in [the Company’s] view that the Company may exclude the Proposal.”33

This lack of responsiveness and engagement extends beyond the filer’s experience. During the 2023 virtual AGM, Mondelēz did not address investor questions about Russia-related risks. Although the Company promised to answer all questions in a post-AGM document, the proponent’s findings were that it altered the original questions and again directed shareholders to public statements that failed to address the questions posed. When questions arose about Mondelēz’s inaction and lack of disclosure on Russia/Ukraine risks during the 2023 Purpose Day—an event designed to highlight Mondelēz’s social responsibility efforts—the Company moderator censored participant questions and comments.34

This apparent attitude of dismissiveness towards investor and stakeholder concerns about Russia-related and broader CAHRA-related risks evidenced by these instances was further emphasized by Mondelēz’s CEO Dirk Van de Put, who stated “I don’t think [investors] morally care…” whether companies continued to do business in Russia.35 This comment provoked significant backlash, including from the proponent’s CEO Andrew Hendren, who responded in a letter to the editor to the Financial Times that these statements were “tin-eared and false.”36

Conclusion

The assessment of the proponent is that the inadequate disclosures relating to CAHRA highlighted throughout this document mean that investors cannot currently have confidence that Mondelēz is fulfilling internal policy commitments, effectively governing human rights and material risks on behalf of shareholders and fulfilling norms of international human rights compliance.

The proponent does not believe the investor community has seen progress relating to these concerns since the last AGM. Instead, the Company exhibited what the proponent considers poor transparency and governance through removal of public statements, a distinct lack of responsiveness to investor and stakeholder inquiries and continued insufficient disclosure on how it is implementing stated commitments. In this context, it is important to show continued and strengthened support for the disclosure and management of material financial risks from the Company’s investor base.

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33 https://www.sec.gov/files/corpfin/no-action/14a-8/wespathmondelez32525-14a8.pdf

34 “Mondelēz International deletes ‘uncomfortable’ questions and comments on its profitable business in Russia,” B4Ukraine, https://b4ukraine.org/whats-new/oreo-maker-silences-ukrainians (accessed November 5, 2024).

35 “Mondelēz chief says investors do not ‘morally care’ if groups stay in Russia,” Financial Times, February 21, 2024, https://www.ft.com/content/10621358-55f2-4152-90a4-4cb4fea5116a (accessed November 5, 2024).

36 Andrew Q. Hendren, “Letter to the Editor: Mondelēz Indifference on Russia is Tin-eared,” Republished on Wespath website with permission from Financial Times, March 8, 2024, https://www.wespath.org/News/Mondelez-Letter#!/page:1 (accessed November 5, 2024).

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We therefore urge shareholders to vote FOR Item 8.

For further information, please contact Jake Barnett at jbarnett@wespath.org.

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